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                                                              FILE NO. 000-23785



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of May, 1998.


                        LASERMEDIA COMMUNICATIONS CORP.
                 11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                     Form 20-F    X        Form 40-F
                               ------                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                            Yes             No    X
                                ------         ------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lasermedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     LASERMEDIA COMMUNICATIONS CORP.


Date:  June 1, 1998                  By /s/Robert Brian Gibson
                                       -----------------------------
                                         ROBERT BRIAN GIBSON
                                         Chief Operating Officer,
                                         Chief Financial Officer